March 9, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Kam Shah
Chief Financial Officer
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3

Re:	Noble House Entertainment Inc.
	Form 20-F for the year ended June 30, 2005
	Commission file #: 000-50492

Dear Mr. Shah:

We have reviewed your February 13, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Form 20-F for the year ended June 30, 2005

Statement of Shareholders` Equity

1. We note that your response to our prior comment 2 indicates how the fair value of the stock issued in exchange for the debt was determined. Please explain to us the nature of the transaction concluded earlier in fiscal year 2004 which valued the common shares at $.05 per share and from which the fair value of the Snapper debt conversion was based. Include in your response whether the transaction was with an independent third party. Also, in future filings, please explain in the notes to your financial statements how you valued the shares issued in this transaction and for any non-cash transactions.

2. We note from your response to our prior comment 3 that your common shares were not quoted or traded on OTCBB until after April 27, 2005.
Please explain to us why the shares issued in the settlement of fees on June 13, 2005 were valued at $.10 per share ($.05 prior to the stock split) when the disclosures in Item 9 of Form 20-F indicate your shares were trading at between $.535 and $.65 during fiscal 2005.

Notes to the Financial Statements

Note 4. Investment in Film and Television Programs

3. We note from your response to our prior comment 4 that you continue to believe this was an asset acquisition. Please tell us if any operational processes related to the acquired assets were acquired and if the acquired assets continue to sustain a revenue stream similar to that prior to the acquisition. Also, please tell us if any of the following attributes remain with the acquired assets after the transaction:
* Physical facilities
* Any employees
* Market distribution system
* Sales force
* Customer base
* Operating rights
* Production techniques
* Trade names
      We may have further comment upon receipt of your response.

4. We note from your response to our prior comment 5 that the value assigned to the assets acquired was based on an independent valuation dated November 15, 2004. In future filings, please clarify your disclosure in Note 4 to indicate that the valuation was contemporaneously performed by an independent third party.

5. We note from your response to our prior comment 6, the factors included in your evaluation of the fair value of the scripts and distributions contracts at June 30, 2005. Please tell us, for US GAAP purposes, how you estimated the future cash flows of the titles in determining fair value, as required in paragraph 7 of SFAS No. 144.
Also, please explain to us in detail why you believe future revenues will be generated from these assets when no material revenues have been generated from the assets since they were acquired in 2004. Include in your response an analysis which shows the amount of any revenue generated subsequent to June 30, 2005 on a title by title basis as well as the projected future amounts and the assumptions for determining those amounts.

Form 6-K filed February 24, 2006

6. We note from Note 15 to the Financial Statements for the six months ended December 31, 2005 that on January 18, 2006 the board approved a revision of the exercise price of 3.5 million warrants to US$.50 per warrant from US$1 per warrant. Please tell us if you determined that the warrants had any fair value at the time of the modification to the exercise price and if so, tell us your accounting for such value under both Canadian and US GAAP. Also, please explain why the Company reduced the exercise price of the warrants.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Kam Shah
Noble House Entertainment, Inc.
March 9, 2006
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